Exhibit 99.1
FOR IMMEDIATE RELEASE
Contact:       Sridhar Ramasubbu
Wipro Limited
408- 242 -6285
Results for the quarter ended December 31, 2005 under US GAAP
WIPRO RECORDS 25% GROWTH IN NET INCOME
Bangalore, India and Mountain View, California — January 18, 2006 — Wipro Limited (NYSE:WIT) today announced financial results under US GAAP for its third fiscal quarter ended December 31, 2005.
Highlights:
Results for the quarter ended December 31, 2005
➢	Net Income grew by 25% over the corresponding period in the previous year to Rs. 5.3 billion ($118 million[1] )
➢	Revenue increased by 33% over the corresponding period in the previous year to Rs. 27.7 billion ($617 million [1] )
➢	Global IT Services & Products segment Revenue was Rs. 21.2 billion ($472 million [1] ), representing an increase of 33% over the corresponding period in the previous year contributed primarily by volume growth
➢	Global IT Services & Products Earnings before Interest and Tax (EBIT) was Rs. 5.2 billion ($115 million [1] ), a growth of 26% over corresponding period in the previous year
➢	Global IT Services & Products added 61 new clients in the quarter — the highest ever customer add.
➢	The India, Middle East and Asia Pac Business Unit recorded 45% growth in EBIT over the corresponding period in the previous year; and Revenue grew by 19%
Outlook for the Quarter ending March 31, 2006
Azim Premji, Chairman of Wipro commenting on the results said “The results for the quarter signal the next phase in Wipro’s growth. Revenues in our Global IT business were $473 million — including $1.3 million attributable to acquisition completed during the quarter — ahead of our guidance of $463 million. Apart from delivering solid Revenue growth, we improved our Operating Margins and increased our share of wallet from key clients, even as we made two strategic acquisitions. We believe that this combination of excellence in operations and strong execution of our strategy is critical to achieve our Vision, and we will continue to focus on both in future as well. Looking ahead, for the quarter ending March 31 2006, we expect Revenues from our Global IT services business to be approximately $510 million.”
Suresh Senapaty, Chief Financial Officer, said “Our differentiated services — Technology Infrastructure Services, Testing and Enterprise Application Services — delivered double digit Revenue growth sequentially, ahead of the overall growth rate. Finance Solutions and Technology businesses continued their robust performance, delivering yet another quarter of double digit sequential Revenue growth. Strong volume growth, higher proportion of Offshore projects and continued operational improvements helped offset the impact of lower price realization, lower utilization and the impact of compensation revision for our Offshore team and expand Operating Margins sequentially.”

1.	For the convenience of the reader, the amounts in Indian rupees in this release have been translated into United States dollars at the noon buying rate in New York City on December 30, 2005, for cable transfers in Indian rupees, as certified by the Federal Reserve Bank of New York which is $1=Rs.44.95. However, the realized exchange rate in our Global IT Services & Products segment for the quarter ended December 31, 2005 is $1=Rs. 44.79

Wipro Limited
Total Revenues for the quarter ended December 31, 2005 were Rs. 27.7 billion ($617 million1), representing a 33% increase over the corresponding period in the previous year. Net Income was Rs. 5.3 billion ($118.4 million1), representing an increase of 25% over the same period last year. Earnings per share was Rs. 3.78 ($0.081) for the quarter ended December 31, 2005, representing an increase of 23% over the earnings per share of Rs. 3.07 for the quarter ended December 31, 2004.
Global IT Services & Products (76% of Revenues and 89% of Operating Income for quarter ended December 31, 2005)
Our Global IT Services & Products business segment recorded Revenue of Rs. 21.2 billiona ($472 million1) for the quarter ended December 31, 2005, representing an increase of 33% over the same period last year. EBIT was Rs. 5.2 billion ($115.3 million1) for the quarter ended December 31, 2005, representing an increase of 26% over the same period last year. Operating Income to Revenue for the quarter ended December 31, 2005 was 24.4%, representing a decrease of approximately 1.6% from the quarter ended December 31, 2004. This decrease was primarily due to currency appreciation, lower realization and utilization levels. Return on Capital Employed (ROCE) for the quarter was 64% compared to 68% for the quarter ended December 31, 2004.
We had 51,024 employees as of December 31, 2005, which includes 36,626 employees in IT Services business and 14,398 employees in BPO business. This includes a net addition of 5,189 employees of which 3,770 were in IT Services (including 471 attributable to acquisitions) and 1,419 in BPO business.
During the quarter, we added 61 new clients, including 1 new client in BPO services. In terms of Verticals, the Product Engineering Services business led the customer addition with 20 new clients. Customer addition was strong in North America, where we added 37 clients during the quarter. Some of the key project wins during the quarter include an order from a European Tier 1 automotive vendor for designing car navigation system for the Chinese market and a multi million, multi year contract for complete migration of legacy Banking and Asset Management System to a new platform for a major bank in Continental Europe. In addition, one of the Top 10 Mortgage companies in the US selected Wipro as its strategic partner for its Enterprise BPO work.
During the quarter, Wipro was awarded the prestigious ASTD BEST Awards for 2005 by the American Society of Training & Development in recognition of Wipro’s support for a learning culture, that build talent across the enterprise, and that demonstrate the results of their learning and development efforts.
During the quarter, Wipro made two acquisitions — NewLogic Technologies AG, a European System on Chip design company, and mPower Software Service Inc., a company in the payments processing space. The operating results of mPower has been consolidated into Wipro’s operating results effective December 1, 2005 resulting in additional Revenues of Rs. 58 million ($1.3 million1) and PBIT of Rs. 16 million ($0.35 million1) included in the segment results for the quarter. NewLogic has been consolidated into Wipro’s operating results with effect from December 28, 2005.
India and Asia-Pac IT Services & Products (14% of Revenue and 7% of Operating Income for quarter ended December 31, 2005)
Our India and Asia-Pac Services and Products business segment (Wipro Infotech) recorded Revenue of Rs. 3.9 billion ($86 million1) for the quarter ended December 31, 2005, representing an increase of 19% over the quarter ended December 31, 2004. EBIT for the quarter ended December 31, 2005, was Rs. 389 million ($8.7 million1), representing an increase of 45% over the corresponding period in the previous year.

[a]	Global IT Services & Products segment Revenues were Rs. 21.2 billion for the quarter ended December 31, 2005 under the Indian GAAP. The difference of Rs.20 million ($0.44 million1) is primarily attributable to difference in Revenue recognition standards and accounting treatment for foreign exchange contracts under Indian GAAP & US GAAP.

1.	For the convenience of the reader, the amounts in Indian rupees in this release have been translated into United States dollars at the noon buying rate in New York City on December 30, 2005, for cable transfers in Indian rupees, as certified by the Federal Reserve Bank of New York which is $1=Rs.44.95. However, the realized exchange rate in our Global IT Services & Products segment for the quarter ended December 31, 2005 is $1=Rs. 44.79

Operating Margin for the quarter ended December 31, 2005 was 10.1%, representing an increase of approximately 1.8% compared to the quarter ended December 31, 2004. ROCE for the quarter was 68% compared to 61% for the quarter ended December 31, 2004.
Consumer Care & Lighting (5% of Revenue and 4% of Operating Income for quarter ended December 31, 2005)
Our Consumer Care & Lighting business segment recorded Revenue of Rs. 1.46 billion ($32.5 million1) for the quarter ended December 31, 2005, representing a 18% increase over Revenue of Rs. 1.23 billion for the quarter ended December 31, 2004. EBIT was Rs. 211 million ($4.7 million1) for the quarter ended December 31, 2005, representing a 20% increase over EBIT of Rs.175 million for the quarter ended December 31, 2004. ROCE for the quarter was 80% compared to 97% for the quarter ended December 31, 2004.
Our results for the quarter ended December 31, 2005, computed under Indian GAAP and US GAAP, along with individual business segment reports are available in the Investor Relations section of our website at www.wipro.com.
Quarterly Conference call
Wipro will hold conference calls today at 1:30 PM Indian Standard Time (3:00 AM US Eastern Time) & at 6:45 PM Indian Standard Time (8:15 AM US Eastern Time) to discuss the company’s performance for the quarter and answer questions sent to email ID: sridhar.ramasubbu@wipro.com An audio recording of the management discussions and the question & answer session will be available online and will be accessible in the Investor Relations section of the company website at www.wipro.com shortly after the live broadcast.
About Wipro Limited
We are the first PCMM Level 5 and SEI CMM Level 5 certified IT Services company globally. We provide comprehensive IT solutions and services, including systems integration, information systems outsourcing, package implementation, software application development and maintenance, and research and development services to corporations globally.
In the Indian market, we are a leader in providing IT solutions and services for the corporate segment in India offering system integration, network integration, software solutions and IT services. In the Asia Pacific and Middle East markets, we provide IT solutions and services for global corporations. We also have a profitable presence in niche market segments of consumer products and lighting.
Our ADSs are listed on the New York Stock Exchange, and our equity shares are listed in India on the Stock Exchange — Mumbai, and the National Stock Exchange. For more information, please visit our websites at www.wipro.com and www.wiprocorporate.com
Forward-looking and cautionary statements
Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth

1.	For the convenience of the reader, the amounts in Indian rupees in this release have been translated into United States dollars at the noon buying rate in New York City on December 30, 2005, for cable transfers in Indian rupees, as certified by the Federal Reserve Bank of New York which is $1=Rs.44.95. However, the realized exchange rate in our Global IT Services & Products segment for the quarter ended December 31, 2005 is $1=Rs. 44.79 intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.
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(Tables to follow)

WIPRO LIMITED & SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME-
(in millions, except per share data)

	Three months ended December 31					Nine months ended December 31
	2004		2005		2005	2004		2005		2005
					Convenience					Convenience
					translation into US$					translation into US$
	(Unaudited)		(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)		(Unaudited)
Revenues :
Global IT Services and Products
IT Services	Rs.	14,084	Rs.	19,595	$436	Rs.	39,478	Rs.	52,249	$1,162
BPO Services		1,706		1,933	43		4,764		5,585	124
India and AsiaPac IT Services and Products
Services		1,209		1,490	33		3,286		4,335	96
Products		2,031		2,377	53		5,607		6,845	152
Consumer Care and Lighting		1,231		1,461	33		3,367		4,142	92
Others		642		878	20		1,893		2,409	54

Total		20,902		27,734	617		58,395		75,565	1,681

Cost of Revenues:
Global IT Services and Products
IT Services		9,030		12,429	277		24,645		33,338	742
BPO Services		1,238		1,402	31		3,302		4,265	95
India and AsiaPac IT Services and Products
Services		659		834	19		1,845		2,514	56
Products		1,777		2,066	46		5,027		6,052	135
Consumer Care and Lighting		812		919	20		2,160		2,623	58
Others		438		656	15		1,291		1,795	40

Total		13,953		18,306	407		38,270		50,587	1,125

Gross profit		6,949		9,428	210		20,125		24,978	556
Operating expenses :
Selling and marketing expenses		(1,386)		(1,713)	(38)		(4,003)		(4,952)	(110)
General and administrative expenses		(896)		(1,406)	(31)		(2,689)		(3,839)	(85)
Research and development expenses		(70)		(52)	(1)		(201)		(141)	(3)
Amortization of intangible assets		(23)		(11)	—		(122)		(36)	(1)
Foreign exchange gains / (losses), net		153		(407)	(9)		(288)		(500)	(11)
Others, net		24		14	—		56		46	1

Operating Income		4,751		5,852	130		12,878		15,556	346
Loss on direct issue of stock by subsidiary		(11)		—	—		(207)		—	—
Other income, net		179		367	8		594		874	19
Equity in Earnings / (losses) of affiliates		71		94	2		133		233	5

Income before income taxes and minority interest		4,990		6,313	140		13,398		16,663	371
Income taxes		(694)		(990)	(22)		(1,971)		(2,367)	(53)
Minority interest		(25)		—	—		(67)		(1)	—

Net income	Rs.	4,271	Rs.	5,323	$118	Rs.	11,360	Rs.	14,295	$318

Earnings per equity share:
Basic		3.07		3.78	0.08		8.18		10.18	0.23
Diluted		3.02		3.74	0.08		8.12		10.07	0.22
Additional Information
Operating Income
IT Services	Rs.	3,835	Rs.	4,878	$109	Rs.	10,576	Rs.	13,092	$291
Acquisitions		—		16	—		—		16	—
BPO Services		293		290	6		897		645	14

Global IT Services & Products		4,128		5,184	115		11,473		13,753	306
India & AsiaPac IT Services & Products		267		389	9		597		968	22
Consumer Care & Lighting		175		211	5		494		587	13
Others		124		142	3		382		375	8
Reconciling Items		57		(74)	(2)		(68)		(127)	(3)

Total	Rs.	4,751	Rs.	5,852	$130	Rs.	12,878	Rs.	15,556	$346

WIPRO LIMITED & SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in millions, except share data and unless stated otherwise)

	As of December 31,
	2004		2005		2005

					Convenience
					translation into
					US$
	(Unaudited)		(Unaudited)		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	Rs.	3,215	Rs.	4,279	$95
Accounts receivable, net of allowances		13,143		19,026	423
Costs and earnings in excess of billings on contracts in progress		2,845		4,241	94
Inventories		1,619		1,909	42
Investments in liquid and short -term mutual funds .		21,605		31,123	692
Deferred income taxes		343		91	2
Other current assets		3,625		4,460	99

Total current assets		46,395		65,129	1,449

Property, plant and equipment, net		12,251		16,157	359
Investments in affiliates		744		1,002	22
Deferred income taxes		234		231	5
Purchase price pending allocation		—		1,929	43
Intangible assets, net		381		342	8
Goodwill		5,589		5,945	132
Other assets		663		1,168	26

Total assets	Rs.	66,257	Rs.	91,903	$2,045

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Borrowings from banks	Rs.	513	Rs.	1,054	$23
Convertible bonds issued by subsidiary		—		272	6
Accounts Payable		3,248		3,169	71
Accrued expenses		3,741		5,821	129
Accrued employee cost		2,929		4,109	91
Advances from customers		1,242		1,837	41
Other current liabilities		1,976		4,290	95

Total current liabilities		13,649		20,552	457

Other liabilities		577		440	10

Total liabilities		14,226		20,992	467

Minority interest		519		—	—
Stockholders’ equity
Equity shares at Rs. 2 par value: 1,650,000,000 shares authorized; issued and outstanding: 1,404,241,862 and 1,420,739,099 shares as of December 31, 2004 and 2005		1,404		2,841	63
Additional paid -in capital		12,445		15,023	334
Deferred stock compensation		(3,236)		(2,386)	(53)
Accumulated other comprehensive income / (loss)		233		247	5
Retained earnings		40,666		55,186	1,228
Equity shares held by a controlled Trust*: 7,891,560 and 7,869,060 shares as of December 31, 2004 and 2005		—		—	—

Total stockholders’ equity		51,512		70,911	1,578

Total liabilities and stockholders’ equity	Rs.	66,257	Rs.	91,903	$2,045

* Equity shares held by a controlled trust	Rs.	(75,000)	Rs.	(75,000)	$(1,669)